SECURITIES AND EXCHANGE COMMISSION

03014574

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2003 165 SEC MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 44039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EAST SHORE PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 MOTOR PARKWAY
(No. and Street)

HAUPPAUGE (City) NY (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl De Lucia (805) 492-3012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALIBELLO & BRODER LLP
(Name – *if individual, state last, first, middle name*)

633 THIRD AVENUE, 13TH FLOOR, NEW YORK, NEW YORK 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

MAR 1 2 2003

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carl De Lucia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East Shore Partners, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTONELLA ROLLO
Notary Public, State of New York
Registration #01RO6047611
Qualified In Queens County
My Commission Expires Sept. 5, 2006

Carl De Lucia
Signature

PRESIDENT
Title

Antonella Rollo 2/27/03
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAST SHORE PARTNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2002
With Independent Auditors' Report

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Board of Directors
East Shore Partners, Inc.
Hauppauge, N.Y.

We have audited the accompanying statement of financial condition of East Shore Partners, Inc. (the "Company") as of December 31, 2002 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Shore Partners, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salibello & Broder LLP

New York, New York
January 22, 2003

EAST SHORE PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Assets

Cash and cash equivalents	$ 224,078
Deposit with clearing broker, including interest of $514	99,722
Receivable from broker-dealers and clearing broker	234,157
Non-marketable securities, at estimated fair value	3,300
Property and equipment, at cost less accumulated depreciation of $28,782	120,858
Security deposit	7,214
Prepaid expenses and other assets	64,781
	$ 754,110

Liabilities and Shareholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 93,010
Payable to broker-dealers	51,783
Commissions payable	22,736
Income taxes payable	2,310
Total liabilities	169,839
Shareholders' equity:	
Common stock, $0.001 par value, 1,000 shares authorized, 100 shares issued	1
Additional paid-in-capital	149,999
Retained earnings	503,805
	653,805
Less: 30 shares of common stock in treasury, at cost	(69,534)
Total shareholders' equity	584,271
	$ 754,110

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$ 9,361,347
Interest and dividend income	273,417
Total revenues	9,634,764
Expenses:	
Commissions - brokers	3,037,547
Salaries	2,838,413
Floor broker fees	1,082,773
Charitable contributions	707,576
Equipment rental and quotation charges	384,282
Clearing charges	313,898
Payroll taxes	165,879
Contribution to profit sharing plan	150,000
Employee benefits	140,074
Professional fees	70,406
Rent and utilities	49,387
Travel and entertainment	38,483
Depreciation	36,808
Telephone	35,591
Corporate sponsorship	23,100
Office supplies	22,671
Loss on disposition of fixed assets	21,060
Meals	20,824
NASD and other regulatory fees	20,266
Miscellaneous	11,060
Books and publications	9,096
Insurance	8,063
Conferences and seminars	6,557
Postage and messenger	6,516
Interest	74
Total expenses	9,200,404
Income before income taxes	434,360
Income taxes	7,305
Net income	$ 427,055

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TOTAL RETAINED EARNINGS	TREASURY STOCK	SHAREHOLDERS' EQUITY
Balance at December 31, 2001	$ 1	$ 149,999	$ 247,580	$ (69,534)	$ 328,046
Net Income			427,055		427,055
Dividends paid			(170,830)		(170,830)
Balance at December 31, 2002	$ 1	$ 149,999	$ 503,805	$ (69,534)	$ 584,271

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 427,055
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	36,808
Loss on disposition of fixed assets	21,060
(Increase) decrease in operating assets:	
Receivable from broker-dealers and clearing broker	21,822
Deposit with clearing broker	
Prepaid expenses and other assets	(58,925)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	41,938
Payable to broker-dealers	(3,753)
Commissions payable	10,079
Income taxes payable	(2,648)
Net cash provided by operating activities	493,436
Cash flows from investing activities:	
Purchase of property and equipment	(155,570)
Security deposit	(279)
Net cash used in investing activities	(155,849)
Cash flows from financing activities:	
Dividends paid	(170,830)
Net cash used in financing activities	(170,830)
Net increase in cash and cash equivalents	166,757
Cash and cash equivalents - beginning of year	57,321
Cash and cash equivalents - end of year	$ 224,078

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 - Organization and nature of business

East Shore Partners, Inc. (the "Company") is incorporated in the state of Delaware for the purpose of doing business as a broker-dealer in securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

All transactions for the Company's customers are cleared through a clearing broker-dealer on a fully disclosed basis.

Note 2 - Summary of significant accounting policies

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Valuation of securities

Securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using an accelerated method over the estimated useful lives of the related assets. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Operating leases

The lease for the Company's office facilities includes scheduled base rent increases over the term of the lease. The Company has recorded as deferred rent the unamortized excess of rent expense (calculated on a straight line basis over the lease term, as required by generally accepted accounting principles) over cash payments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Summary of significant accounting policies (cont'd)

Treasury stock

Treasury stock is reported at cost and at December 31, 2002 consists of 30 shares of common stock.

Statement of cash flows

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents. Cash paid for income taxes for the year ended December 31, 2002 was $5,682. Cash paid for interest for the year ended December 31, 2002 was $74.

Note 3 - Property and equipment

At December 31, 2002, property and equipment consists of the following:

Computer equipment	$ 37,684
Furniture	46,990
Other equipment	62,826
Computer software	2,140
	149,640
Less: accumulated depreciation	(28,782)
	$ 120,858

Note 4 - Agreement with clearing broker

The Company has entered into a continuing agreement with a clearing broker, to act as the Company's clearing agent.

The Company's agreement with the clearing broker requires that a clearing deposit of $100,000 be maintained. This deposit can be held with the clearing broker in either cash, treasury bills or money funds. The initial term of the agreement expired and is being extended in accordance with provisions of the agreement for additional successive 12-month terms, unless terminated by either party. The current term expires April 11, 2003.

Note 5 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2002.

EAST SHORE PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 6 - Concentrations of credit risk

The Company maintains cash balances at a major financial institution which potentially subjects it to credit risk. The Company's policy is to limit exposure with this institution by generally maintaining balances within the federally insured limits as well as by periodically evaluating the creditworthiness of such institution.

The Company is also engaged in various brokerage activities whose counter-parties primarily include broker-dealers, a clearing broker and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $373,118, which was $348,118 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 0.46 to 1.

Note 8 - Provision for income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liabilities for federal income taxes has been made. In addition, the Company, with the consent of its shareholders, has elected to be treated as an S Corporation for New York State. A provision for state taxes has been made due to deductibility limits on certain expense items.

Note 9 - Stock purchase agreement

The shareholders of the Company have established a stock purchase agreement for the following purposes:

a) To provide for the acquisition of the stock owned by any of the shareholders who may wish to dispose of the same during their lifetime; and

b) To provide for the purchase of the stock of any shareholders who may terminate their employment, become insolvent or die while the stock purchase agreement is in force.

Note 10 - Profit sharing plan

The Company has a profit-sharing plan (the "Plan"), in which all full-time employees who meet certain age and length of service requirements are eligible to participate. Annual contributions to the Plan are to be made at the discretion of the Board of Directors. For the year ended December 31, 2002, the Plan contribution charged to operations was $150,000.

Note 11 - Commitments

In November 2002, the Company entered into a non-cancelable operating lease for its general office facilities which expires on September 30, 2009.

Future minimum rental commitments are as follows:

Year Ended December 31,	
2003	$ 97,385
2004	100,864
2005	104,482
2006	108,245
2007	112,159
Thereafter	226,318
	$ 749,453

Rent expense amounted to $49,387 for the year ended December 31, 2002.

Note 12 - Related party transactions

Commissions payable include amounts payable to officers with an equity interest in the Company. As of December 31, 2002, payments owed to officers totaled $4,342.

SUPPLEMENTARY INFORMATION

SCHEDULE I

EAST SHORE PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Allowable capital:	
Total shareholders' equity	$ 584,271
Less nonallowable assets:	
Receivable from broker-dealer	15,000
Property and equipment, net	120,858
Security deposit	7,214
Prepaid expenses and other assets	64,781
Non-marketable securities, at estimated fair value	3,300
	211,153
Net capital	$ 373,118
Aggregate indebtedness	$ 169,839
Minimum net capital required	$ 25,000
Excess net capital	$ 348,118
Ratio: Aggregate indebtedness to net capital	0.46 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Independent Auditors' Report on supplementary information.

SCHEDULE II

EAST SHORE PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

See Independent Auditors' Report on supplementary information.

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
East Shore Partners, Inc.
Hauppage, NY

In planning and performing our audit of the financial statements and supplemental schedules of East Shore Partners, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello & Broder LLP

New York, New York
January 22, 2003